UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 22, 2025, Brera Holdings PLC (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, entered into a Waiver and Consent (the “Waiver and Consent”) with certain holders of the Company’s securities (who collectively beneficially own at least 50.1% of the then outstanding Registrable Securities, as defined in the Registration Rights Agreement dated September 18, 2025 (the “Registration Rights Agreement”)). The Waiver and Consent waives the compliance of the Filing Date (as defined in the Registration Rights Agreement) and extends the deadline for the Company to file the initial resale registration statement with the Securities and Exchange Commission to the 60th calendar day following the Closing Date (as defined in the Registration Rights Agreement).

The foregoing descriptions of the Waiver and Consent and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Waiver and Consent and Registration Rights Agreement, which are attached hereto as Exhibits 10.1 and 10.2, respectively, to this Report on Form 6-K and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Waiver and Consent, dated October 22, 2025
10.2	Form of Registration Rights Agreement, dated as of September 18, 2025, between Brera Holdings PLC and each Holder (as defined therein) (Incorporated by reference to Exhibit 10.2 filed on Form 6-K September 18, 2025)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRERA HOLDINGS PLC

Date: October 22, 2025	By:	/s/ Marco Santori
		Name:	Marco Santori
		Title:	Chief Executive Officer

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